

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Michael T. Dance
Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re:** **Essex Property Trust, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed March 22, 2010**
> **File No. 001-13106**

Dear Mr. Dance:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief